SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549



                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934



(Mark one)


 X    Annual Report pursuant to 15(d) of the Securities Exchange Act of 1934
(Fee required)

   For the fiscal year ended December 31, 1993.
                                      OR
      Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

   For the transition period from                 to

   Commission file number 1-8864.

   A.  Full title of the Plan:

        USG CORPORATION INVESTMENT PLAN (Formerly USG CORPORATION
INVESTMENT PLAN FOR SALARIED EMPLOYEES)

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

        USG CORPORATION, 125 SOUTH FRANKLIN STREET, CHICAGO, ILLINOIS  60606



                             REQUIRED INFORMATION


Financial Statements:

Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA attached hereto, including a Consent of Independent Public Auditors with respect to Form S-8 for 1993.



      Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Investment Committee administering the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                    USG CORPORATION INVESTMENT PLAN



                                    By: /s/
                                       H. E. Pendexter, Jr.
                                       Member of Pension and Investment
                                       Committee


Date: March 29, 1994